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May 9, 2012

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                            ING Investors Trust (File Nos. 333-180545) and ING Partners, Inc. (File Nos. 333-180544) (collectively, the “Registrants”)

Dear Mr. Foor:

This letter responds to supplemental comments provided to the Registrants on May 7, 2012 and May 8, 2012, with respect to Pre-Effective Amendments No. 1 to the registration statements on Form N-14 under the Securities Act of 1933, as amended (“1933 Act”), filed on May 8, 2012, for each Registrant (each an “N-14” and, collectively, the “N-14s”). The N-14 for ING Investors Trust was filed in connection with a reorganization in which ING Large Cap Growth Portfolio (“Large Cap Growth Portfolio”), a series of ING Investors Trust, will acquire all of the assets of ING American Funds Growth Portfolio (“American Funds Growth Portfolio”), also a series of the ING Investors Trust, in exchange for shares of the Large Cap Growth Portfolio and the assumption by the Large Cap Growth Portfolio of the liabilities of the American Funds Growth Portfolio (“American Funds Growth N-14”).  The N-14 for ING Partners, Inc. was filed in connection with a reorganization in which ING Templeton Foreign Equity Portfolio (“Templeton Foreign Equity Portfolio”), a series of ING Partners, Inc., will acquire all the assets of ING Artio Foreign Portfolio (“Artio Foreign Portfolio”), a series of ING Investors Trust, in exchange for shares of the Templeton Foreign Equity Portfolio and the assumption by the Templeton Foreign Equity Portfolio of the liabilities of the Artio Foreign Portfolio (“Artio Foreign N-14”).

Our summary of the comments and our responses thereto are provided below.

A.                                    Comments Related to the American Funds Growth N-14

1.                                       Comment: The Staff requested that the Registrant revise footnote 6 to the Fee and Expense Table to clarify the order in which the various waivers and expense limitations would be applied assuming the reorganization is completed.

Response: The Registrant replaced footnote 6 with the following in Post-Effective Amendment Number One to the American Funds Growth N-14 (“American Funds Growth PEA”):

“The Distributor is contractually obligated to waive 0.15% of Class ADV shares’ distribution fee through May 1, 2014. There is no guarantee that the distribution fee waiver will continue after May 1, 2014. Subject to shareholder approval of the Reorganization, the Distributor is contractually obligated to waive an additional 0.13% of the distribution fee through May 1, 2014. This additional distribution fee waiver would be applied after giving effect to the 0.15% distribution fee waiver and the contractual expense limitation of 1.20%.  There is no guarantee that the distribution fee waivers will continue after May 1, 2014. These distribution fee waivers will only renew if the Distributor elects to renew them.”

2.                                       Comment: The Staff requested that the Registrant include in a prominent location a summary of the increased revenue the adviser and its affiliates would receive if the reorganization were completed.

Response: The Registrant has added the following language to the “Summary of the Reorganization” Section as a new bullet in the American Funds Growth PEA:

“As a result of the Reorganization, the investment management subsidiaries of ING Groep, N.V. will be able to retain the entire advisory fee.  Based on the net assets of the Portfolios as of March 29, 2012, the additional retained revenue for ING affiliates is estimated to be $6,108,000 annually.”

3.                                       Comment: The Staff requested several modifications to certain figures and footnotes in the Pro Forma Portfolio of Investments.

Response: The Registrant has made revisions in the American Funds Growth PEA consistent with the Staff’s requests.

4.                                       Comment: In comments to the Registrant’s Form N-14 under the 1933 Act, filed on April 3, 2012, the Staff requested an explanation of the adjustments that increase the distribution fees for Class S and Class S2 shares in the pro forma financial statements and additionally requested an explanation why any would be made since Class S and Class S2 shares are not involved in the reorganization.  The Registrant provided the following response:

“The Registrant notes the current smaller amount of net assets of Large Cap Growth Portfolio relative to American Funds Growth Portfolio.  Due to the large increase of pro forma net assets to Large Cap Growth Portfolio, these adjustments are necessary in order to maintain the distribution and/or shareholder service ratios for Class S shares (0.25%) and Class S2 shares (0.50%) at their contractual rates.”

The Staff requested that the Registrant confirm whether the reference to 0.25% with respect to Class S shares in the Registrant’s initial response was correct.

Response: The Registrant confirms that the reference to 0.25% was a typographical error, and that the reference should have been to 0.75%.

Comments Related to the Artio Foreign N-14

1.                                       Comment: The Staff requested that the Registrant include in a prominent location a summary of the increased revenue the adviser and its affiliates would receive if the reorganization is completed.

Response: The Registrant has added the following language to the “Summary of the Reorganization” Section as a new bullet in Post-Effective Amendment Number One to the Artio Foreign N-14 (“Artio Foreign PEA”):

“As a result of the Reorganization, the investment management subsidiaries of ING Groep, N.V. will receive additional fees.  Based on the net assets of the Portfolios as of November 30, 2011, the additional retained revenue for ING affiliates is estimated to be $638,400 annually.”

2.                                       Comment: In response to the suggested language set forth in the response to Comment 1 above, the Staff requested that the Registrant explain why it is difficult to obtain an estimate as of a more recent date than November 30, 2011.

Response: The adviser and its affiliates provided the estimate as of November 30, 2011 because that was the most recent estimate it had available.  It is difficult to recalculate this estimate in a short period of time because several different factors must be taken into account, including: (1) advisory fees (which contain breakpoints); (2) sub-advisory fees, which have “resets” at certain asset levels; (3) estimates of Other Expenses must include calculations of the effect of the transition from the unitary fee arrangement in place with respect to the Artio Foreign Portfolio to the traditional fee arrangement in place with respect to the Templeton Foreign Equity Portfolio; (4) the effects of subsidies provided by the adviser and/or its affiliates on the calculation of pro forma expense limitations; and (5) the impacts related to the Class S2 shares of the Artio Foreign Portfolio merging into the Class S shares of the Templeton Foreign Equity Portfolio.

3.                                       Comment: The Staff requested several modifications to certain figures and footnotes in the Capitalization table and the Statements of Assets and Liabilities.

Response: The Registrant has made revisions in the Artio Foreign PEA consistent with the Staff’s requests.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Senior Vice President and Counsel
ING Funds

Jeffrey S. Puretz, Esq.
Dechert LLP